Exhibit 99.1
Callon Petroleum Company Reports Fourth Quarter and Full Year 2023 Results

Fourth quarter results top expectations for production
Long-term debt further reduced to $1.9 billion
Realized reductions in well costs and gains in well productivity to drive 2024 capital efficiency

HOUSTON, February 26, 2024 /PRNewswire/ - Callon Petroleum Company (NYSE: CPE) (“Callon” or the “Company”) today reported fourth quarter and full year 2023 financial and operating results. Due to the pending merger (the “Merger”) with APA Corporation (“APA”), Callon will not host a conference call or webcast to discuss its fourth quarter and full year 2023 results.
Fourth Quarter 2023 Highlights
•Generated $298.3 million of net cash provided by operating activities
•Adjusted free cash flow of $120.2 million marking 15 consecutive quarters of adjusted free cash flow generation
•Total production was above the high end of guidance and averaged 103.4 MBoe/d (79% liquids); oil production averaged 58.7 MBbls/d
•Capital expenditures were in line with guidance at $170.5 million
•Repurchased $40.5 million in common stock during the quarter
Full-Year 2023 Highlights
•Completed transformative transactions to focus on the Permian Basin, reduce leverage and accelerate returns to shareholders following the acquisition of high-value, accretive assets in the Delaware Basin and the simultaneous divestiture of its legacy Eagle Ford assets
•Launched a $300 million share buyback program, repurchasing 1.7 million shares, or approximately 2.5% of total shares outstanding at December 31, 2023, at an average-weighted price of $33.59 per share
•Allocated free cash flow to reduce long-term debt by 14% year-over-year, exiting 2023 with $1.9 billion in long-term debt and a leverage ratio, calculated as net debt divided adjusted EBITDAX as defined in our credit facility, of less than 1.5x
•Generated $1.1 billion of net cash provided by operating activities
•Adjusted free cash flow of $188.1 million
•Total production averaged 103.0 MBoe/d and 60.0 MBbl/d (80% liquids and 58% oil)
•Capital expenditures were in line with guidance at $977 million
•Estimated proved reserves at year-end, as prepared by DeGolyer and MacNaughton, were 433.5 MMBoe, of which 64% was proved developed producing (PDP) and 55% was crude oil. Using SEC prices, the standardized measure of discounted future net cash flows was $5.4 billion with an associated PV-10 metric of $5.9 billion (73% PDP)

“The steps we took in 2023 to focus on the Permian and improve overall capital efficiency are paying dividends as demonstrated in the fourth quarter. We posted exceptional results, with a sequential production increase and capital spending on target with plan. Our recent operational initiatives, including fit-for-purpose completion designs and artificial lift optimization, generated tangible improvements in well performance and pave the way for sustained uplift in the future,” said Joe Gatto, President and Chief Executive Officer. “Callon is firing on all cylinders today with a solid capital efficiency trajectory driven by both well productivity and significant reductions in wells costs. Our pending combination with APA will further increase the value proposition for shareholders from an expanded Permian footprint and organization that can drive incremental gains in performance through the application of best practices and technical expertise from both companies.”
Fourth Quarter 2023 Financial and Operating Summary
Fourth quarter 2023 net income of $169.0 million, or $2.51 per share, (all share amounts are stated on a diluted basis), and adjusted EBITDAX of $325.8 million. Adjusted income was $109.0 million, or $1.62 per share.
Fourth quarter production was above the high end of guidance and averaged 103.4 MBoe/d (57% oil and 79% liquids). During the quarter, 14 gross wells were TIL. Notably, cumulative oil production from fourth quarter wells were 51% more productive on a per lateral foot basis in the first 90 days of production (6,848 Bbl / 1,000 lateral ft.) compared to third quarter 2023 wells.
Average realized commodity prices during the quarter were $79.05 per Bbl for oil (101% of NYMEX WTI), $20.94 per Bbl for natural gas liquids, and $1.60 per MMBtu for natural gas (55% of NYMEX HH). Total average realized price for the period was $51.54 per Boe on an unhedged basis.

Lease operating expense, which includes workover expense, for the quarter was $77.9 million or $8.19 per Boe compared to $73.5 million or $7.85 per Boe in the third quarter of 2023.
Capital expenditures for the fourth quarter were $170.5 which was within guidance. Over the course of the second half of 2023, relative to prior activity plans, Callon drilled an incremental nine wells (all to be completed in 2024) and completed roughly 40,000 incremental lateral feet at higher than planned intensities while staying within the original budget guidance. The incremental completions activity was related to an eleven-well project placed on production in Q1 of 2024. Entering 2024, these types of realized efficiency gains have positioned the Company to deliver significantly lower average well costs, including facilities, of approximately $980 per lateral foot in the Delaware Basin (a 19% decrease to 2023 actuals) and $682 per lateral foot in the Midland Basin (a 26% decrease to 2023 actuals). This well cost structure also includes an average 20% increase in completion intensity, or proppant lb/ft, compared to 2023 actuals. These capital cost estimates, which underpin our AFEs currently in process for 2024, are consistent with previously disclosed estimates of per well cost reductions of at least 15% for 2024 versus 2023.
Shareholder Returns
During the fourth quarter, Callon repurchased 1.3 million shares of common stock at a weighted average purchase price of $32.02 per common share for a total cost of $40.5 million. As of December 31, 2023, the remaining authorized repurchase amount under the share repurchase program was $244.5 million; however, Callon is restricted under its merger agreement with APA from share repurchases.
Environmental, Social, and Governance (“ESG”) Updates
The Company is committed to GHG emission reductions and has made significant progress in its 2023 environmental performance, including reaching its 2024 goals for GHG emissions a year earlier than expected. Highlights of the 2023 program include:
•Attained corporate 2024 goal of reducing GHG intensity by more than 50% over 2019 levels
•Reduced methane emissions by more than 80% as compared to 2021 levels to exceed our 2024 goal of methane emissions <0.2% of total gas produced
•Accelerated achievement of 2024 goal to reduce Callon-controlled flaring to less than 1%
2024 Guidance
Due to the pending merger with APA, Callon has discontinued providing guidance.
About Callon Petroleum
Callon Petroleum Company is an independent oil and natural gas company focused on the acquisition, exploration and sustainable development of high-quality assets in the Permian Basin in West Texas.
Contact Information
Matthew Hesterberg
Callon Petroleum Company
ir@callon.com
(281) 589-5200
No Offer or Solicitation
Communications in this news release are for informational purposes only and are not intended to and do not constitute an offer to sell or a solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
Additional Information and Where to Find It
In connection with the proposed transaction, APA has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of Callon and APA and a prospectus of APA (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective on February 15, 2024, and APA filed a prospectus on February 16, 2024 and Callon filed a definitive proxy statement on February 16, 2024. Callon and APA commenced mailing of the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about February 16, 2024. The proposed transaction will be submitted to Callon’s stockholders and APA’s stockholders for their consideration. Callon and APA may also file other documents with the SEC regarding the proposed transaction. This news release is not a substitute for the

Registration Statement and definitive Joint Proxy Statement/Prospectus that has been filed with the SEC or any other document that Callon or APA has filed or may file with the SEC and send to Callon’s stockholders and/or APA’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND APA ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALLON, APA, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the Registration Statement and definitive Joint Proxy Statement/Prospectus, as each may be amended or supplemented from time to time, and all other relevant documents that are filed or will be filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Callon will be made available free of charge on Callon’s website at http://www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by APA will be available free of charge on APA’s website at https://www.apacorp.com.
Participants in the Proxy Solicitation
Callon, APA and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s stockholders and APA’s stockholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on March 13, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Callon’s website at http://www.callon.com. To the extent holdings of Callon’s securities by such executive officers and directors have changed since the amounts printed in the definitive proxy statement for Callon’s 2023 annual meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the executive officers and directors of APA is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing APA’s website at http://www.apacorp.com. To the extent holdings of APA’s securities by such executive officers and directors have changed since the amounts printed in the definitive proxy statement for APA’s 2023 annual meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the definitive Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Stockholders of Callon and APA, potential investors and other readers should read the definitive Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.
Cautionary Statement Regarding Forward Looking Information
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are all statements other than statements of historical facts. In some cases, you can identify forward-looking statements in this news release by words such as “anticipate,” “project,” “intend,” “estimate,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “plan,” “forecast,” “target” or similar expressions but not all forward-looking statements contain such words. Forward-looking statements that may be included in this news release include statements about our oil and natural gas reserve quantities and the discounted present value of these reserves, the amount and nature of our capital expenditures, our future drilling and development plans and our potential drilling locations, the timing and amount of future capital and operating costs, commodity price risk management activities and the impact on our average realized prices, business strategies and plans of management, our initiatives to control costs and improve capital and structural drilling efficiency; our ability to efficiently integrate recent acquisitions, and the pending Merger.
These forward-looking statements reflect the Company’s current views with respect to future events and financial performance based on management’s experience and perception of historical trends, current conditions, anticipated (or assumed) future developments and other factors believed to be appropriate. No assurances can be given, however, that these events will occur or that these projections will be achieved, and actual results could differ materially from those projected as a result of certain factors. Some of the factors which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include the volatility of oil and natural gas prices; changes in the supply of and demand for oil and natural gas, including as a result of actions by, or disputes among members of OPEC and other oil and natural gas producing countries with respect to production levels or other matters related to the price of oil; general economic conditions, including the availability of credit, inflation or rising interest rates; our ability to drill and complete wells; operational, regulatory and environment risks; the cost and availability of equipment and labor; our ability to finance our development activities at expected costs or at expected times or at all; rising interest rates and inflation; our inability to realize the benefits of recent transactions; currently unknown risks and liabilities relating to the newly acquired assets and operations; the effects of the business combination of Callon and APA, including the combined company’s future financial condition, results of operations, strategy and plans and the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; risks that are not yet known or material to us; and other risks more fully discussed in our filings with the SEC, including our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and the definitive proxy statement relating to the Merger, available on our website or the SEC’s website at www.sec.gov.
Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-GAAP Financial Measures
This news release refers to non-GAAP financial measures such as “adjusted free cash flow,” “adjusted EBITDAX,” “adjusted income,” “adjusted income per diluted share,” “net debt” and “PV-10.” These measures, detailed below, are provided in addition to, and not as an alternative for, and should be read in conjunction with, the information contained in our financial statements prepared in accordance with GAAP (including the notes), included in our filings with the SEC and posted on our website.
•Adjusted free cash flow is a non-GAAP measure that is defined by the Company as net cash provided by operating activities before net change in working capital, changes in accrued hedge settlements, merger, integration and transaction expense, and other income and expense, less capital expenditures before increase (decrease) in accrued capital expenditures. We believe adjusted free cash flow provides useful information to investors because it is a comparable metric against other companies in the industry and is a widely accepted financial indicator of an oil and natural gas company’s ability to generate cash for the use of internally funding their capital development program and to service or incur debt. Adjusted free cash flow is not a measure of a company’s financial performance under GAAP and should not be considered as an alternative to net cash provided by operating activities, or as a measure of liquidity.
•Callon calculates adjusted EBITDAX as net income (loss) before interest expense, income tax expense (benefit), depreciation, depletion and amortization, (gains) losses on derivative instruments excluding net settled derivative instruments, (gain) loss on sale of oil and gas properties, impairment of oil and gas properties, non-cash share-based compensation expense, exploration expense, merger, integration and transaction expense, (gain) loss on extinguishment of debt, and certain other expenses. Adjusted EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with GAAP. However, the Company believes that adjusted EBITDAX provides useful information to investors because it provides additional information with respect to our performance or ability to meet our future debt service, capital expenditures and working capital requirements. Because adjusted EBITDAX excludes some, but not all, items that affect net income (loss) and may vary among companies, the adjusted EBITDAX presented above may not be comparable to similarly titled measures of other companies.
•Adjusted income and adjusted income per diluted share are non-GAAP measures that Callon believes are useful to investors because they provide readers with a meaningful measure of our profitability before recording certain items whose timing or amount cannot be reasonably determined. These measures exclude the net of tax effects of these items and non-cash valuation adjustments, which are detailed in the reconciliation provided. Adjusted income and adjusted income per diluted share are not measures of financial performance under GAAP. Accordingly, neither should be considered as a substitute for net income (loss), operating income (loss), or other income data prepared in accordance with GAAP. However, the Company believes that adjusted income and adjusted income per diluted share provide additional information with respect to our performance. Because adjusted income and adjusted income per diluted share exclude some, but not all, items that affect net income (loss) and may vary among companies, the adjusted income and adjusted income per diluted share presented above may not be comparable to similarly titled measures of other companies.
•Net debt is a supplemental non-GAAP measure that is defined by the Company as total debt excluding unamortized premiums, discount, and deferred loan costs, less cash and cash equivalents. Net debt should not be considered an alternative to, or more meaningful than, total debt, the most directly comparable GAAP measure. Management uses net debt to determine the Company’s outstanding debt obligations that would not be readily satisfied by its cash and cash equivalents on hand. We believe this metric is useful to analysts and investors in determining the Company’s leverage position since the Company has the ability to, and may decide to, use a portion of its cash and cash equivalents to reduce debt.
•Callon believes that the presentation of PV-10 provides greater comparability when evaluating oil and gas companies due to the many factors unique to each individual company that impact the amount and timing of future income taxes. In addition, we believe that PV-10 is widely used by investors and analysts as a basis for comparing the relative size and value of our proved reserves to other oil and gas companies. PV-10 should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows or any other measure of a company’s financial or operating performance presented in accordance with GAAP. Neither PV-10 nor the standardized measure of discounted future net cash flows purport to represent the fair value of our proved oil and gas reserves.
Adjusted Income and Adjusted EBITDAX. The following tables reconcile the Company’s adjusted income and adjusted EBITDAX to net income:

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023
	(In thousands except per share data)
Net income	$168,975	$119,484	$221,868	$401,201
(Gain) loss on derivative contracts	(43,116)	55,804	25,855	(18,898)
Gain (loss) on commodity derivative settlements, net	(4,638)	(9,196)	(44,380)	11,841
Non-cash expense related to share-based awards	1,889	3,955	3,615	11,413
Impairment of oil and gas properties	—	—	2,201	406,898
Gain on sale of oil and gas properties	(2,906)	(20,570)	—	(23,476)
Merger, integration and transaction	4,730	4,925	—	11,198
Other (income) expense	(3,544)	3,220	(485)	(6,684)
(Gain) loss on extinguishment of debt	—	(1,238)	3,241	(1,238)
Tax effect on adjustments above (a)	9,993	(7,749)	2,090	(82,121)
Change in valuation allowance	(22,379)	(24,690)	(40,836)	(234,201)
Adjusted income	$109,004	$123,945	$173,169	$475,933

Net income per diluted share	$2.51	$1.75	$3.59	$6.19
Adjusted income per diluted share	$1.62	$1.82	$2.80	$7.34

Basic weighted average common shares outstanding	67,257	67,931	61,610	64,692
Diluted weighted average common shares outstanding (GAAP)	67,421	68,083	61,844	64,852
(a)Calculated using the federal statutory rate of 21%.

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023
	(In thousands)
Net income	$168,975	$119,484	$221,868	$401,201
(Gain) loss on derivative contracts	(43,116)	55,804	25,855	(18,898)
Gain (loss) on commodity derivative settlements, net	(4,638)	(9,196)	(44,380)	11,841
Non-cash expense related to share-based awards	1,889	3,955	3,615	11,413
Impairment of oil and gas properties	—	—	2,201	406,898
Gain on sale of oil and gas properties	(2,906)	(20,570)	—	(23,476)
Merger, integration and transaction	4,730	4,925	—	11,198
Other (income) expense	(3,544)	3,220	(485)	(6,684)
Income tax (benefit) expense	16,590	509	7,286	(189,808)
Interest expense	42,611	43,149	46,772	179,305
Depreciation, depletion and amortization	143,750	138,598	134,735	535,661
Exploration	1,441	3,588	2,466	9,143
(Gain) loss on extinguishment of debt	—	(1,238)	3,241	(1,238)
Adjusted EBITDAX	$325,782	$342,228	$403,174	$1,326,556

Adjusted Free Cash Flow. The following table reconciles the Company’s adjusted free cash flow to net cash provided by operating activities:

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023
	(In thousands)
Net cash provided by operating activities	$298,266	$266,828	$333,987	$1,092,529
Changes in working capital and other	(16,255)	26,344	13,781	40,146
Changes in accrued hedge settlements	5,714	(10,224)	15,816	8,919
Merger, integration and transaction	4,730	4,925	—	11,198
Cash flow from operations before net change in working capital	292,455	287,873	363,584	1,152,792

Capital expenditures	217,978	252,407	200,539	968,982
Increase (decrease) in accrued capital expenditures	(45,756)	(12,872)	(1,870)	(4,251)
Capital expenditures before accruals	172,222	239,535	198,669	964,731

Adjusted free cash flow	$120,233	$48,338	$164,915	$188,061
Net Debt. The following table presents and reconciles the Company’s net debt to total debt:

	December 31, 2023	September 30, 2023	December 31, 2022
	(In thousands)
Total debt	$1,918,655	$1,948,619	$2,241,295
Unamortized premiums, discount, and deferred loan costs, net	17,128	18,164	19,726
Adjusted total debt	$1,935,783	$1,966,783	$2,261,021
Less: Cash and cash equivalents	3,325	3,456	3,395
Net debt	$1,932,458	$1,963,327	$2,257,626
PV-10. PV-10 as of December 31, 2023 is reconciled below to the standardized measure of discounted future net cash flows:

As of December 31, 2023
(In millions)
Standardized measure of discounted future net cash flows	$5,434.2
Add: present value of future income taxes discounted at 10% per annum	$455.4
Total proved reserves - PV-10	$5,889.6
Total proved developed reserves - PV-10	$4,294.9
Total proved undeveloped reserves - PV-10	$1,594.7

Callon Petroleum Company
Consolidated Balance Sheets
(In thousands, except par and share amounts)

	December 31, 2023	December 31, 2022*
ASSETS
Current assets:
Cash and cash equivalents	$3,325	$3,395
Accounts receivable, net	206,791	237,128
Fair value of derivatives	11,857	21,332
Other current assets	30,154	35,783
Total current assets	252,127	297,638
Oil and natural gas properties, successful efforts accounting method:
Proved properties, net	5,086,973	4,851,529
Unproved properties	1,063,033	1,225,768
Total oil and natural gas properties, net	6,150,006	6,077,297
Other property and equipment, net	26,784	26,152
Deferred income taxes	180,963	—
Other assets, net	101,596	87,382
Total assets	$6,711,476	$6,488,469
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$526,446	$536,233
Fair value of derivatives	24,147	16,197
Other current liabilities	96,369	150,384
Total current liabilities	646,962	702,814
Long-term debt	1,918,655	2,241,295
Asset retirement obligations	42,653	53,892
Fair value of derivatives	29,880	13,415
Other long-term liabilities	81,965	51,272
Total liabilities	2,720,115	3,062,688
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 130,000,000 shares authorized; 66,474,525 and 61,621,518 shares outstanding, respectively	665	616
Capital in excess of par value	4,186,524	4,022,194
Accumulated deficit	(195,828)	(597,029)
Total stockholders’ equity	3,991,361	3,425,781
Total liabilities and stockholders’ equity	$6,711,476	$6,488,469

*Financial information for the prior period has been recast to reflect retrospective application of the successful efforts method of accounting. For additional information, refer to our Form 10-K for the year ended December 31, 2023.

Callon Petroleum Company
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022*	2023	2022*
Operating Revenues:
Oil	$427,030	$513,734	$1,697,026	$2,262,647
Natural gas	19,414	42,774	82,468	232,681
Natural gas liquids	43,919	49,776	174,407	260,472
Sales of purchased oil and gas	110,994	97,965	389,083	475,164
Total operating revenues	601,357	704,249	2,342,984	3,230,964

Operating Expenses:
Lease operating	77,948	74,097	303,363	290,486
Production and ad valorem taxes	25,493	34,079	113,512	159,920
Gathering, transportation and processing	27,651	25,285	108,221	96,902
Exploration	1,441	2,466	9,143	9,703
Cost of purchased oil and gas	113,295	100,338	399,242	478,445
Depreciation, depletion and amortization	143,750	134,735	535,661	494,229
Impairment of oil and gas properties	—	2,201	406,898	2,201
Gain on sale of oil and gas properties	(2,906)	—	(23,476)	—
General and administrative	28,439	26,511	115,344	97,996
Merger, integration and transaction	4,730	—	11,198	769
Total operating expenses	419,841	399,712	1,979,106	1,630,651
Income From Operations	181,516	304,537	363,878	1,600,313

Other (Income) Expenses:
Interest expense	42,611	46,772	179,305	187,792
(Gain) loss on derivative contracts	(43,116)	25,855	(18,898)	330,953
(Gain) loss on extinguishment of debt	—	3,241	(1,238)	45,658
Other (income) expense	(3,544)	(485)	(6,684)	2,645
Total other (income) expense	(4,049)	75,383	152,485	567,048

Income Before Income Taxes	185,565	229,154	211,393	1,033,265
Income tax benefit (expense)	(16,590)	(7,286)	189,808	(13,822)
Net Income	$168,975	$221,868	$401,201	$1,019,443

Net Income Per Common Share:
Basic	$2.51	$3.60	$6.20	$16.54
Diluted	$2.51	$3.59	$6.19	$16.47

Weighted Average Common Shares Outstanding:
Basic	67,257	61,610	64,692	61,620
Diluted	67,421	61,844	64,852	61,904

*Financial information for the prior period has been recast to reflect retrospective application of the successful efforts method of accounting. For additional information, refer to our Form 10-K for the year ended December 31, 2023.

Callon Petroleum Company
Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022*	2023	2022*
Cash flows from operating activities:
Net income	$168,975	$221,868	$401,201	$1,019,443
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	143,750	134,735	535,661	494,229
Impairment of oil and gas properties	—	2,201	406,898	2,201
Amortization of non-cash debt related items, net	2,811	2,652	10,790	12,332
Deferred income tax (benefit) expense	18,771	5,198	(187,270)	6,308
(Gain) loss on derivative contracts	(43,116)	25,855	(18,898)	330,953
Cash received (paid) for commodity derivative settlements, net	(10,352)	(60,196)	2,922	(493,714)
Gain on sale of oil and gas properties	(2,906)	—	(23,476)	—
(Gain) loss on extinguishment of debt	—	3,241	(1,238)	45,658
Non-cash expense related to share-based awards	1,889	3,615	11,413	8,042
Other, net	824	(1,568)	5,387	7,136
Changes in current assets and liabilities:
Accounts receivable	34,066	48,943	48,285	(3,480)
Other current assets	(3,284)	(3,163)	(16,462)	(15,392)
Accounts payable and accrued liabilities	(13,162)	(49,394)	(82,684)	(58,043)
Net cash provided by operating activities	298,266	333,987	1,092,529	1,355,673
Cash flows from investing activities:
Capital expenditures	(217,978)	(200,539)	(968,982)	(848,688)
Acquisition of oil and gas properties	(9,505)	(9,700)	(287,939)	(26,706)
Proceeds from sales of assets	1,776	17,780	553,222	27,093
Cash paid for settlement of contingent consideration arrangement	—	—	—	(19,171)
Other, net	(762)	792	(3,612)	14,289
Net cash used in investing activities	(226,469)	(191,667)	(707,311)	(853,183)
Cash flows from financing activities:
Borrowings on credit facility	883,500	751,000	3,513,000	3,286,000
Payments on credit facility	(914,500)	(884,000)	(3,651,000)	(3,568,000)
Issuance of 7.5% Senior Notes due 2030	—	—	—	600,000
Redemption of 8.25% Senior Notes due 2025	—	—	(187,238)	—
Redemption of 6.125% Senior Notes due 2024	—	—	—	(467,287)
Redemption of 9.0% Second Lien Senior Secured Notes due 2025	—	—	—	(339,507)
Payment of deferred financing costs	(362)	(10,275)	(922)	(21,898)
Cash paid to repurchase common stock	(40,525)	—	(55,505)	—
Other, net	(41)	—	(3,623)	1,715
Net cash used in financing activities	(71,928)	(143,275)	(385,288)	(508,977)
Net change in cash and cash equivalents	(131)	(955)	(70)	(6,487)
Balance, beginning of period	3,456	4,350	3,395	9,882
Balance, end of period	$3,325	$3,395	$3,325	$3,395

*Financial information for the prior period has been recast to reflect retrospective application of the successful efforts method of accounting. For additional information, refer to our Form 10-K for the year ended December 31, 2023.

SOURCE Callon Petroleum Company